  EXHIBIT 99.1

Medicure Reports Financial Results for Quarter and Year Ended December 31, 2024

WINNIPEG, MB / ACCESS Newswire / April 25, 2025 / Medicure Inc. (" Medicure " or the " Company ") (TSXV:MPH)(OTC PINK:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter and year ended December 31, 2024.

Quarter and Year Ended December 31, 2024 Highlights:

•	Recorded total net revenue of $21.9 million during the year ended December 31, 2024 compared to $21.7 million for the year ended December 31, 2023 and;

•	Recorded total net revenue of $5.9 million during the quarter ended December 31, 2024 compared to $5.1 million for the quarter ended December 31, 2023 and;

•	Recorded total net revenue from the sale of AGGRASTAT ® of $8.1 million during the year ended December 31, 2024 compared to $9.7 million for the year ended December 31, 2023 and;

•	Recorded total net revenue from the Marley Drug business of $10.8 million ($3.2 million from sales of ZYPITAMAG ® , and $7.6 million from other pharmacy revenue) during the year ended December 31, 2024 compared to $9.6 million ($2.6 million from sales of ZYPITAMAGand $7.0 million from other pharmacy revenue)for the year ended December 31, 2023 and;

•	Recorded total net revenue from the sale of ZYPITAMAG of $6.2 million ($3.0 million through the traditional insured channels, and $3.2 million through Marley Drug) during the year ended December 31, 2024 compared to $5.0 million ($2.4 million through the traditional insured channels, and $2.6 million through Marley Drug) for the year ended December 31, 2023 and;

•	Adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA" [1] ) for the year ended December 31, 2024 was negative $437,000 compared to adjusted EBITDA of $1.9 million for the year ended December 31, 2023 and;

•	Net loss for the year ended December 31, 2024 was $1.0 million or $0.10 per share compared to a net loss of $922,000 or $0.09 per share for the year ended December 31, 2023; the net loss is due in large part to non-cash expenses including $2.3 million of amortization on the Company's assets, and $196,000 of share based compensation expense on stock options granted to employees and directors during the prior year.

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Financial Results

Net AGGRASTAT product sales for the year ended December 31, 2024, were $8.1 million compared to $9.7 million for the year ended December 31, 2023. The decrease in AGGRASTAT revenues compared to the previous year is the result of a decrease in the volume of AGGRASTAT sold and pricing competition from generic tirofiban.

The Marley Drug business contributed $10.8 million of revenue for the year ended December 31, 2024 compared to $9.6 million for the year ended December 31, 2023. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. It serves thousands of customers and provides another channel for direct-to-consumer marketing, distribution and improved profit margin for ZYPITAMAG. The increase in revenue is a result of increased sales through marketing, fulfillment partnerships, its e-commerce platform, and increased sales of ZYPITAMAG.

ZYPITAMAG through insured channels contributed $3.0 million of revenue for the year ended December 31, 2024 compared to $2.4 million for the year ended December 31, 2023. The increase in revenue in 2024 is due to increased volume of sales to drug wholesalers. This amount does not include sales of ZYPITAMAG ® through the Marley Drug business.

Adjusted EBITDA for the year ended December 31, 2024 was negative $437,000 compared to $1.9 million for the year ended December 31, 2023. Decreased adjusted EBITDA for the year ended December 31, 2024 resulted from decreased AGGRASTAT revenue, an increase in cost of goods sold as a result of a change in product mix and a higher volume of product sold through Marley Drug, an increase in general and administrative expenses as a result of professional legal fees incurred in the current year and an increase in research and development expenses related to the development of MC-1; offset by an increase in ZYPITAMAG and Marley Drug revenue, a decrease in selling expenses as a result of better resource utilization, and an increase in other income as a result of a legal settlement received from the Company's previous CDMO.

Net loss for the year ended December 31, 2024 was $1.0 million or $0.10 per share compared to a net loss of $922,000 or $0.09 per share for the year ended December 31, 2023. The main factors contributing to the net loss recorded for the year ended December 31, 2024 were decreased AGGRASTAT revenue, an increase in cost of goods sold, an increase in general and administrative expenses, and an increase in research and development expenses, offset by an increase in ZYPITAMAG and Marley Drug revenue, a decrease in selling expenses, and an increase in other income as noted above.

At December 31, 2024, the Company had unrestricted cash totaling $7.2 million, up from $6.4 million of unrestricted cash held as of December 31, 2023. Cash flows from operating activities for the year ended December 31, 2024 totaled $1.4 million compared to $2.1 million for the year ended December 31, 2023.

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All amounts referenced herein are in Canadian dollars unless otherwise noted.

The Company plans to hold an investor conference call in May 2025 to present the results for the three months ended March 31, 2025 with date and dial in information to be provided. The full financial statements are available at www.sedar.com and on the Company's website at www.medicure.com .

Notes

1.	The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non‑cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three months and year ended December 31, 2024 and 2023 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT ® (tirofiban hydrochloride) injection and ZYPITAMAG ® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. ("Marley Drug"), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug ® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. For more information visit www.marleydrug.com . For more information about Medicure please visit www.medicure.com . For additional information about AGGRASTAT ® , please visit www.aggrastat.com or refer to the full Prescribing Information . For additional information about ZYPITAMAG ® , please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:

http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT ® (tirofiban hydrochloride) injection, ZYPITAMAG ® (pitavastatin) tablets, and Marley Drug ® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	2024	2023
Assets
Current assets:
Cash and cash equivalents	$7,191	$6,369
Accounts receivable	5,298	4,794
Inventories	3,282	2,900
Prepaid expenses	126	1,143
Total current assets	15,897	15,206
Non-current assets:
Property and equipment	955	736
Intangible assets	9,354	8,940
Goodwill	3,375	3,102
Other assets	98	75
Total non-current assets	13,782	12,853
Total assets	$29,679	$28,059
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,932	$7,603
Income taxes payable	95	16
Current portion of lease obligations	368	315
Total current liabilities	8,395	7,934
Non-current liabilities
Lease obligations	506	229
Total non-current liabilities	506	229
Total liabilities	8,901	8,163
Equity:
Share capital	81,014	81,014
Contributed surplus	10,919	10,723
Accumulated other comprehensive loss	(4,264)	(5,989)
Deficit	(66,891)	(65,852)
Total equity	20,778	19,896
Total liabilities and equity	$29,679	$28,059

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Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2024	2023	2022
Revenue, net
Product sales, net	$21,907	$21,694	$23,065
Cost of goods sold	8,818	7,705	6,990
Gross profit	13,089	13,989	16,075

Expenses
Selling	7,981	8,306	7,935
General and administrative	4,764	4,131	4,193
Research and development	3,081	2,406	2,754
	15,826	14,843	14,882

Other Income:
Other Income	(1,860)	-	(346)
	(1,860)	-	(346)
Finance costs:
Finance (income) expense, net	(165)	(65)	206
Foreign exchange loss (gain), net	71	108	(52)
	(94)	43	154
Net income (loss) before income taxes	$(783)	$(897)	$1,385
Income tax expense
Current	(256)	(25)	(20)
Deferred	-	-	-
	(256)	(25)	(20)
Net (loss) profit	$(1,039)	$(922)	$1,365
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:	1,725	(531)	1,182

Comprehensive Income (loss)	$686	$(1,453)	$2,547

Earnings (loss) per share
Basic	$(0.10)	$(0.09)	$0.13
Diluted	$(0.10)	$(0.09)	$0.13

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Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	2024	2023	2022
Cash (used in) provided by:
Operating activities:
Net (loss) profit for the year	$(1,039)	$(922)	$1,365
Adjustments for:
Current income tax expense	256	25	20
Amortization of property and equipment	438	434	461
Amortization of intangible assets	1,876	1,736	1,594
Share-based compensation	196	288	47
Write-down (Recovery) of inventories	78	277	38
Change in fair value of contingent consideration	-	-	(346)
Finance (income) expense, net	(165)	(65)	190
Unrealized foreign exchange loss (gain)	71	108	(52)
Change in the following:
Accounts receivable	150	760	(864)
Inventories	(207)	(31)	166
Prepaid expenses	237	(26)	(194)
Other assets	(18)	-	(2)
Accounts payable and accrued liabilities	(494)	(236)	568
Interest received (paid), net	175	48	(16)
Income taxes paid, net	(177)	(61)	(91)
Royalties paid	-	(256)	(1,056)
Cash flows from operating activities	1,377	2,079	1,828
Investing activities:
Acquisition of property and equipment	-	-	(14)
Acquisition of intangible assets	(739)	(270)	(296)
Cash flows (used in) from investing activities	(739)	(270)	(310)
Financing activities:
Repayment of lease liability	(370)	(353)	(355)
Stock options exercised	-	56	-
Cash flows used in financing activities	(370)	(297)	(355)
Foreign exchange loss on cash held in foreign currency	554	-	-
Increase in cash	822	1,512	1,163
Cash and cash equivalents, beginning of period	6,369	4,857	3,694
Cash and cash equivalents, end of year	$7,191	$6,369	$4,857

SOURCE: Medicure, Inc.

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